UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 10)1
S1 Corporation
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

78463B101
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,141,883
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,141,883
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,141,883
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 728,078
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 728,078
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 728,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS MERGER ARBITRAGE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,631
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 81,631
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,267
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 86,267
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS MULTI-STRATEGY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 367,130
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 367,130
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,130
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS FUND III, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,988
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 20,988
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 728,078
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 728,078
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 728,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,869,961
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,869,961
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,869,961
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,284,094
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,284,094
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,284,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,425,977
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,425,977
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,425,977
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,425,977
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,425,977
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,425,977
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,425,977
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,425,977
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,425,977
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,425,977
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,425,977
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,425,977
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,425,977
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,425,977
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,425,977
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,425,977
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,425,977
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,425,977
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

The following constitutes Amendment No. 10 (“Amendment No. 10”) to the Schedule 13D filed by the undersigned.  This Amendment No. 10 amends the Schedule 13D as specifically set forth.

The first paragraph of Item 3 is hereby amended and restated as follows:

The Shares purchased by Value and Opportunity Master Fund, Parche, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 4,425,977 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Parche, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III is approximately $21,610,528, excluding brokerage commissions.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 53,554,847 Shares outstanding, as of October 31, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2008.

A.	Value and Opportunity Master Fund

(a)	As of the close of business on December 22, 2008, Value and Opportunity Master Fund beneficially owned 3,141,883 Shares.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 3,141,883
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,141,883
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 9 are set forth in Schedule A and are incorporated by reference.

B.	Parche

(a)	As of the close of business on December 22, 2008, Parche beneficially owned 728,078 Shares.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 728,078
2. Shared power to vote or direct vote: 0

CUSIP NO. 78463B101

3. Sole power to dispose or direct the disposition: 728,078
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Parche since the filing of Amendment No. 9 are set forth in Schedule A and are incorporated by reference.

C.	Merger Arbitrage Master Fund

(a)	As of the close of business on December 22, 2008, Merger Arbitrage Master Fund beneficially owned 81,631 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 81,631
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 81,631
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Merger Arbitrage Master Fund since the filing of Amendment No. 9 are set forth in Schedule A and are incorporated by reference.

D.	Leveraged Multi-Strategy Master Fund

(a)	As of the close of business on December 22, 2008, Leveraged Multi-Strategy Master Fund beneficially owned 86,267 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 86,267
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 86,267
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Leveraged Multi-Strategy Master Fund since the filing of Amendment No. 9 are set forth in Schedule A and are incorporated by reference.

E.	Multi-Strategy Master Fund

(a)	As of the close of business on December 22, 2008, Multi-Strategy Master Fund beneficially owned 367,130 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 367,130
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 367,130
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 78463B101

(c)	Transactions in the Shares by Multi-Strategy Master Fund since the filing of Amendment No. 9 are set forth in Schedule A and are incorporated by reference.

F.	Ramius Fund III

(a)	As of the close of business on December 22, 2008, Ramius Fund III beneficially owned 20,988 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 20,988
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 20,988
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Ramius Fund III since the filing of Amendment No. 9 are set forth in Schedule A and are incorporated by reference.

G.	Enterprise Master Fund

(a)	Enterprise Master Fund, as the sole non-managing member of Parche and owner of all economic interest therein, may be deemed the beneficial owner of the 728,078 Shares beneficially owned by Parche.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 728,078
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 728,078
4. Shared power to dispose or direct the disposition: 0

(c)
Enterprise Master Fund has not has not entered into any transactions in the Shares since the filing of Amendment No. 9.  The transactions in the Shares by Parche since the filing of Amendment No. 9 are set forth in Schedule A and incorporated herein by reference.

H.	RCG Starboard Advisors

(a)
As the investment manager of Value and Opportunity Master Fund and the managing member of Parche, RCG Starboard Advisors may be deemed the beneficial owner of (i) 3,141,883 Shares owned by Value and Opportunity Master Fund and (ii) 728,078 Shares owned by Parche.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 3,869,961
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,869,961
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 78463B101

(c)
RCG Starboard Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 9.  The transactions in the Shares since the filing of Amendment No. 9 on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

I.	Ramius Advisors

(a)
As the investment advisor of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Enterprise Master Fund (the sole non-managing member of Parche and owner of all economic interest therein) and Ramius Fund III, Ramius Advisors may be deemed the beneficial owner of (i) 367,130 Shares owned by Multi-Strategy Master Fund, (ii) 81,631 Shares owned by Merger Arbitrage Master Fund, (iii) 86,267 Shares owned by Leveraged Multi-Strategy Master Fund, (iv) 728,078 Shares owned by Parche, and (v) 20,988 Shares owned by Ramius Fund III.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 1,284,094
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,284,094
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 9.  The transactions in the Shares since the filing of Amendment No. 9 on behalf of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund and Ramius Fund III are set forth on Schedule A and incorporated herein by reference.

J.	Ramius

(a)
As the sole member of RCG Starboard Advisors, the managing member of Ramius Advisors (the investment manager of Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III), Ramius may be deemed the beneficial owner of (i) 3,141,883 shares owned by Value and Opportunity Master Fund, (ii) 728,078 Shares owned by Parche, (iii) 81,631 Shares owned by Merger Arbitrage Master Fund, (iv) 86,267 Shares owned by Leveraged Multi-Strategy Master Fund, (v) 367,130 Shares owned by Multi-Strategy Master Fund and (vi) 20,988 Shares owned by Ramius Fund III.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 4,425,977
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,425,977
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 78463B101

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 9.  The transactions in the Shares since the filing of Amendment No. 9 on behalf of Parche, Value and Opportunity Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III are set forth on Schedule A and incorporated herein by reference.

K.	C4S

(a)
As the managing member of Ramius, C4S may be deemed the beneficial owner of (i) 3,141,883 shares owned by Value and Opportunity Master Fund, (ii) 728,078 Shares owned by Parche, (iii) 81,631 Shares owned by Merger Arbitrage Master Fund, (iv) 86,267 Shares owned by Leveraged Multi-Strategy Master Fund, (v) 367,130 Shares owned by Multi-Strategy Master Fund and (vi) 20,988 Shares owned by Ramius Fund III.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 4,425,977
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,425,977
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 9.  The transactions in the Shares since the filing of Amendment No. 9 on behalf of Parche, Value and Opportunity Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III are set forth on Schedule A and incorporated herein by reference.

L.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 3,141,883 shares owned by Value and Opportunity Master Fund, (ii) 728,078 Shares owned by Parche, (iii) 81,631 Shares owned by Merger Arbitrage Master Fund, (iv) 86,267 Shares owned by Leveraged Multi-Strategy Master Fund, (v) 367,130 Shares owned by Multi-Strategy Master Fund and (vi) 20,988 Shares owned by Ramius Fund III.  Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Value and Opportunity Master Fund, Parche, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III by virtue of their shared authority to vote and dispose of such Shares.  Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such Shares.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,425,977

CUSIP NO. 78463B101

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,425,977

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares since the filing of Amendment No. 9.  The transactions in the Shares since the filing of Amendment No. 9 on behalf of Parche, Value and Opportunity Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III are set forth on Schedule A and incorporated herein by reference.

The Reporting Persons do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 6 is hereby amended to add the following:

This Amendment No. 10 reports the sale of an aggregate of 338,500 Shares by the Reporting Persons pursuant to the Sales Plan Agreement.  The Sales Plan Agreement allows for the sale of up to an aggregate of 4,532,390 Shares.  Shares sold pursuant to the Sales Plan Agreement may be sold in accordance with trading requirements adopted by the Reporting Persons and the Sales Plan Agreement may be terminated at any time by the Reporting Persons.

The sales disclosed in this Amendment No. 10 that were not pursuant to the Sales Plan Agreement were  conducted at a time when the Reporting Persons were not in possession of material nonpublic information about the Shares or the Issuer.

CUSIP NO. 78463B101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2008

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
    its investment manager

PARCHE, LLC
By: RCG Starboard Advisors, LLC,
    its managing member

RAMIUS MERGER ARBITRAGE MASTER FUND LTD
By: Ramius Advisors, LLC,
    its investment manager

RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD
By: Ramius Advisors, LLC,
    its investment manager

RAMIUS FUND III, LTD
By: Ramius Advisors, LLC,
    its investment manager

RAMIUS MULTI-STRATEGY MASTER FUND LTD
By: Ramius Advisors, LLC,
    its investment manager

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
    its investment manager

RCG STARBOARD ADVISORS, LLC
By: Ramius LLC,
    its sole member

RAMIUS ADVISORS, LLC
By: Ramius LLC,
    its managing member

RAMIUS LLC
By: C4S & Co., L.L.C.,
    as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 78463B101

Schedule A

Transactions in the Shares Since the Filing of Amendment No. 9

Shares of Common Stock Sold	Price Per Share ($)	Date of Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

35,405	6.7917	12/15/08
42,938	6.8425	12/15/08
43,053	6.8939	12/16/08
7,097	6.9148	12/16/08
70,970	6.9200	12/16/08
24,570	7.0117	12/17/08
33,989	7.3692	12/18/08
21,932	7.3716	12/18/08
79,023	7.4335	12/19/08
71,691	7.5293	12/19/08
15,555	7.2259	12/22/08
23,651	7.2325	12/22/08
3,690	7.3010	12/22/08
14,257	7.3062	12/22/08

PARCHE, LLC

6,917	6.7917	12/15/08
8,225	6.8425	12/15/08
1,463	6.7917	12/15/08
1,740	6.8425	12/15/08
8,411	6.8939	12/16/08
1,359	6.9148	12/16/08
13,590	6.9200	12/16/08
1,779	6.8939	12/16/08
288	6.9148	12/16/08
2,880	6.9200	12/16/08

CUSIP NO. 78463B101

4,800	7.0117	12/17/08
1,016	7.0117	12/17/08
6,640	7.3692	12/18/08
4,198	7.3716	12/18/08
1,405	7.3692	12/18/08
889	7.3716	12/18/08
15,438	7.4335	12/19/08
13,722	7.5293	12/19/08
3,266	7.4335	12/19/08
2,903	7.5293	12/19/08
2,981	7.2259	12/22/08
4,621	7.2325	12/22/08
708	7.3010	12/22/08
2,733	7.3062	12/22/08
631	7.2259	12/22/08
977	7.2325	12/22/08
150	7.3010	12/22/08
578	7.3062	12/22/08

RAMIUS MULTI-STRATEGY MASTER FUND LTD

4,065	6.7917	12/15/08
5,011	6.8425	12/15/08
4,943	6.8939	12/16/08
828	6.9148	12/16/08
8,280	6.9200	12/16/08
2,821	7.0117	12/17/08
3,902	7.3692	12/18/08
2,560	7.3716	12/18/08
9,073	7.4335	12/19/08
8,372	7.5293	12/19/08
1,814	7.2259	12/22/08
2,715	7.2325	12/22/08
430	7.3010	12/22/08
1,663	7.3062	12/22/08

CUSIP NO. 78463B101

RAMIUS FUND III, LTD

240	6.7917	12/15/08
289	6.8425	12/15/08
292	6.8939	12/16/08
48	6.9148	12/16/08
480	6.9200	12/16/08
167	7.0117	12/17/08
167	7.0117	12/17/08
230	7.3692	12/18/08
148	7.3716	12/18/08
536	7.4335	12/19/08
480	7.5293	12/19/08
105	7.2259	12/22/08
160	7.2325	12/22/08
25	7.3010	12/22/08
96	7.3062	12/22/08

RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD

955	6.7917	12/15/08
1,178	6.8425	12/15/08
1,161	6.8939	12/16/08
195	6.9148	12/16/08
1,950	6.9200	12/16/08
663	7.0117	12/17/08
917	7.3692	12/18/08
602	7.3716	12/18/08
2,132	7.4335	12/19/08
1,967	7.5293	12/19/08
426	7.2259	12/22/08
638	7.2325	12/22/08
101	7.3010	12/22/08
391	7.3062	12/22/08

CUSIP NO. 78463B101

RAMIUS MERGER ARBITRAGE MASTER FUND LTD

955	6.7917	12/15/08
1,119	6.8425	12/15/08
1,161	6.8939	12/16/08
185	6.9148	12/16/08
1,850	6.9200	12/16/08
663	7.0117	12/17/08
917	7.3692	12/18/08
571	7.3716	12/18/08
2,132	7.4335	12/19/08
1,865	7.5293	12/19/08
406	7.2259	12/22/08
638	7.2325	12/22/08
96	7.3010	12/22/08
372	7.3062	12/22/08